Exhibit 99.16

GDSE Consulting

11257579 Canada Ltd. trading as GDSE Consulting

46 Blazing Star Street East Gwillimbury, Ontario Canada, L9N 0S1	+1 416 294 4773 kgeol@live.ca

CONSENT
Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned company’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the registration statement on Form F-10 (File No. 333-238108) of Denison Mines Corp. (the “Registration Statement”) in connection with the report entitled “Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada” dated March 26, 2018, and (2) all other references to the undersigned company included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the Registration Statement and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report on Form 40-F and the Registration Statement.

Dated: March 29, 2021

11257579 Canada Ltd.

Per:__(Signed) David Keller______
G. David Keller, P. Geo.
11257579 Canada Ltd.